April 11, 2006
Dear Fellow Shareholder:

Some of our shareholder letters are more fun to write–and read–than others.  This is one of the fun letters.  The Merger Fund® had an excellent quarter.  In the three months ended March 31, the Fund’s NAV increased from $14.67 to $15.27, a gain of 4.1%.  Not only did we exceed our rate-of-return targets, but the Fund’s performance was also extraordinarily consistent.  Our NAV rose every single week during the period–13 weeks in a row–an unprecedented showing for us and a feat rarely, if ever, duplicated in the equity-fund universe.

Merger activity ran at a robust pace in the quarter, and none of the transactions in our portfolio were terminated, renegotiated or otherwise troubled.  The absence of broken deals can do wonders for an arbitrageur’s bottom line.  Our results also benefitted from more aggressive behavior on the part of corporate acquirers.  The March quarter saw an increasing number of bidders opt to go hostile after having been rebuffed by their targets, while other deal-hungry buyers dangled higher takeover offers in front of companies that had already signed merger agreements with other suitors. Overbids are especially welcome to arbs, who are normally content just to receive the original merger consideration.  Overall, 26 of our arbitrage holdings showed meaningful gains in the quarter, while just three posted losses.  This extremely favorable ratio of winners to losers is almost certainly not sustainable, but it does suggest that our disappointing fourth-quarter performance was more of an aberration than evidence of fundamental problems with the Fund’s investment strategy.

Guidant Nears the Finish Line

No review of last quarter’s investment activity would be complete without an update on Guidant, which was one of the Fund’s most profitable positions.  When we last wrote about this deal, Guidant was the object of a bidding contest, and it was unclear whether the company would be acquired by Johnson & Johnson, Guidant’s original suitor, or Boston Scientific, which entered the picture in December after J&J used Guidant’s defibrillator recalls as an excuse to sharply reduce the deal price.  In the end, J&J refused to match its rival’s $80-a-share offer–up from an initial bid of $72–and Boston Scientific claimed the prize.

At that point, the acquisition was still subject to antitrust clearance, both in the U.S. and Europe, and the absence of any major new problems at Guidant unrelated to the original recalls.  As of this writing, the Federal Trade Commission appears close to signing off on the transaction, and approval by the European Union is expected by mid-month.  Absent a last-minute glitch, this deal, which more than once put us to the test as arbs, should be closed by the time you read this letter.

Other Winners

As indicated above, a sizable number of the Fund’s investments recorded meaningful gains last quarter, including Price Communications, which rose on optimism that shareholders will approve a liquidation plan under which the company’s stake in Verizon Communications will be distributed to holders some time next year; Dictaphone, whose management rewarded our patience by attracting a richly valued takeover offer from Nuance Communications four years after the company was forced to reorganize following the collapse of its parent, speech-recognition firm Lernout & Hauspie; J.Jill Group, the apparel company, which was the target of a spirited bidding contest between Liz Claiborne and Talbots –won by Talbots– that resulted in a takeout price well above our expectations; Albertson’s, whose acquisition by Supervalu, CVS and a consortium led by Cerberus Capital received earlier-than-anticipated antitrust approval; and Town & Country Trust, a REIT, which received not one but two overbids after signing a merger agreement with its original suitor.

Shareholder Services: U.S. Bancorp Fund Services, LLC • P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
Investment Adviser: Westchester Capital Management, Inc.  •  100 Summit Lake Drive  •  Valhalla  •  New York 10595
(914) 741-5600  •  Fax (914) 741-5737

Other winners included GTECH Holdings, the lottery operator, whose pending acquisition by Italy’s Lottomatica has so far not encountered any public opposition from the state lottery commissions whose approval is critical to the transaction; Burlington Resources, which saw its acquisition by ConocoPhillips sail past antitrust regulators and close much sooner than expected; Lafarge North America, the U.S.-based construction-materials subsidiary of France’s Lafarge, whose shares rose after its corporate parent sweetened its offer to buy out the subsidiary’s minority shareholders; Independence Community Bank, whose controversial acquisition by Sovereign Bancorp became much more likely after Relational Investors, Sovereign’s largest shareholder, agreed to drop its opposition to the deal in return for board representation; and Dofasco, the Canadian steelmaker, which was acquired by Luxembourg-based Arcelor after Germany’s ThyssenKrupp, a would-be white knight, finally dropped out of the bidding.

New Positions

The Fund has recently established positions in a number of friendly acquisitions involving strategic buyers, including Artesyn Technologies, Inc., a manufacturer of power-conversion devices and other electronic components for the communications industry, to be purchased by Emerson Electric Co.; Identix Inc., a leader in fingerprint-based identification systems, being acquired by another biometrics company, Viisage Technology, Inc.; KeySpan Corp., a natural-gas distributor serving New York City and Long Island, to become part of Britain’s National Grid plc in a transaction that will roughly double the U.K. company’s already sizable customer base in the U.S.; Andrx Corp., a drug company specializing in controlled-release formulations, which is being purchased by Watson Pharmaceuticals Inc., a major player in generics; Knight Ridder, Inc., the newspaper chain, to be acquired by another newspaper publisher, McClatchy Co.; BOC Group plc, a U.K.-based supplier of industrial gases, which has accepted a sweetened takeover offer from German rival Linde AG; Lucent Technologies Inc., the telecom-equipment giant, to combine with France’s Alcatel SA; and Constellation Energy Group, a Maryland-based utility, in a merger pact with FPL Group, Inc., based in Florida.

The Fund has also invested in a number of companies that are the target of unsolicited takeover attempts, including Arcelor, which having just purchased Dofasco, finds itself in the sights of Mittal Steel Company N.V., the world’s largest steelmaker; Endesa, S.A., a Spanish utility, which has received competing offers from Gas Natural SDG, S.A., also based in Spain, and Germany’s E.ON AG; Portugal Telecom, SGPS, S.A., being pursued by Sonae, SGPS, S.A., a Portuguese conglomerate that competes with its target in both fixed-line and mobile phone service; and BAA plc, a U.K.-based operator of airports, which has attracted an unsolicited offer from Spain’s Grupo Ferrovial, S.A. With respect to each of these situations, we anticipate that either the hostile bidder will capture its prey, most likely with a higher offer, or that the target will pursue an alternative transaction that creates superior shareholder value.

Private-equity firms continue to be active participants in the M&A arena, and the Fund has added several leveraged buyouts to its portfolio, including Burlington Coat Factory Warehouse Corp., a discount clothing retailer, about to be taken private by Bain Capital Partners, LLC; Education Management Corporation, a provider of post-secondary educational programs, to be acquired by Providence Equity Partners Inc. and Goldman Sachs Group Inc.; and Gambro AB, a Swedish manufacturer of kidney dialysis machines, which is involved in a going-private transaction jointly funded by  Investor AB and EQT Partners AB, both controlled by Sweden’s Wallenberg family.

Finally, the Fund has recently taken positions in four companies that have put themselves on the auction block:  Univision Communications Inc., the Spanish-language broadcaster; IMAX Corp., the developer of 3-D film-projection systems; Jones Apparel Group, Inc.; and Biomet, Inc., a manufacturer of orthopedic devices for reconstructive surgery.  All of these companies enjoy strong market positions in their respective industries, and we expect that they will attract significant interest from strategic and/or financial buyers.

The Merger Fund® currently holds positions in 52 arbitrage situations and is approximately 90% invested.

Confidence Reigns

Led by a surge in European M&A activity, which more than doubled from year-earlier levels, worldwide deal volume exceeded $900 billion in the first quarter of 2006, the third busiest period on record.  Bulging corporate cash positions, the ready availability of low-cost financing, stable financial markets, a more accommodating antitrust environment, the enormous war chests assembled by private-equity firms, investors’ growing willingness to give acquirers the benefit of the doubt when they announce big deals, and industry-specific pressures to consolidate all help to explain the strength in deal-making.  But, as we’ve noted before, the most important factor at work is the wave of confidence that is sweeping through corporate boardrooms.  It takes a certain degree of optimism to launch a billion-dollar takeover offer, and executives appear increasingly confident about deal-related synergies and their ability to manage integration risks in what they perceive to be a relatively benign business climate.  Whether such optimism is justified remains to be seen.  It is also true that an external shock to the system could quickly put a damper on merger activity.  For the time being, however, confidence reigns, and as long as it does, The Merger Fund® should continue to have an ample number of investment opportunities from which to choose.

                                            Sincerely,

                                            Frederick W. Green
                                            President

Note: The performance figures discussed in this letter represent past performance and may not be indicative of future results.  The Fund's share price and return will vary, and investors may have a gain or loss when they redeem their shares.

                                                             July 19, 2006
Dear Fellow Shareholder:

The Merger Fund® had another rewarding quarter.  In the three months ended June 30, the Fund’s NAV rose from $15.27 to $15.62, an increase of 2.3%.  Although this advance trailed our showing in the March quarter, when the Fund handily exceeded its rate-of-return targets with a gain of 4.1%, last quarter’s performance was achieved in a much more challenging stock-market environment that saw most conventional equity funds give back a sizable portion of the gains they had recorded earlier in the year.  It helped that M&A activity ran at a near-record pace in the April-June period, with worldwide deal volume totaling over $900 billion, up about 35% from prior-year levels.  It also helped that few of the mergers and takeovers in which the Fund had invested encountered serious problems last quarter.  Only one of these proposed transactions failed to move forward, and we actually realized a small profit on the position thanks to some opportunistic trading.  Overall, 21 of the Fund’s arbitrage holdings showed meaningful gains, while seven posted losses.  For the first six months of calendar 2006, the Fund was up 6.5%, our best first-half showing since the year 2000.

Good Times in Europe

Although The Merger Fund® has invested globally for most of its 17-year history, takeover situations involving target companies based outside of North America have tended to comprise a relatively small percentage of our holdings.  In recent years, however, some of the most compelling arbitrage opportunities have been found in Europe, and this was especially true in the June quarter, when at one point European deals represented over 30% of the Fund’s portfolio.

Our single most profitable investment during the period – on either side of the Atlantic – was Arcelor, the Franco-Belgian steel company, which in late January had received an unsolicited takeover offer from Mittal Steel Company, the world’s largest steelmaker.  Mittal’s initial cash-and-stock offer, which valued Arcelor at the equivalent of about $34 a share, or $22.5 billion, was immediately rejected by the target as grossly undervaluing the company and lacking “industrial logic.”  The ensuing six-month takeover battle pitted a highly committed acquirer against an equally determined target that mounted an aggressive defense in an effort to remain independent.

Arcelor first played the political card, claiming that Mittal, founded and controlled by the Indian-born businessman Lakshmi Mittal, wasn’t “European” enough to make for a good merger partner and that a hostile takeover would entail unacceptable risks to Arcelor’s stakeholders, especially employees and the communities in which they live.  Arcelor also disparaged the currency that its shareholders would receive in any merger, even reportedly referring to Mittal’s stock as “monkey money,” the French equivalent of our term “funny money,” but one which appeared to carry racist overtones.  Mittal’s corporate-governance practices, which gave the Mittal family more voting power than its economic interest in the company, were targeted for criticism as well.  Arcelor soon recognized, however, that its campaign to generate enough political opposition to kill the Mittal bid would fall short of its goal.  While French and Belgian politicians generally favored an independent Arcelor, most took the position that Arcelor’s shareholders – not government ministers – should ultimately decide the fate of Mittal’s offer.

Shareholder Services: U.S. Bancorp Fund Services, LLC • P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
Investment Adviser: Westchester Capital Management, Inc.  •  100 Summit Lake Drive  •  Valhalla  •  New York 10595
(914) 741-5600  •  Fax (914) 741-5737

Having failed to come up with a political “showstopper,” Arcelor next attempted to create antitrust roadblocks for its would-be acquirer.  Arcelor had just won a heated bidding contest for Dofasco, a Canadian steelmaker that is a major supplier to the North American automotive industry.  Because Mittal’s U.S. operations are also an important supplier to this market, an acquisition of Arcelor by Mittal appeared likely to face an extensive review by U.S. regulators.  Under normal circumstances, Mittal could address any antitrust issues by agreeing to sell Dofasco to a third party upon completion of the Arcelor takeover.  But anticipating such a remedy, Arcelor placed Dofasco in a newly created Netherlands-based trust, whose trustees – appointed by Arcelor – had sole power to dispose of this asset.  This strategy didn’t work, either.  Mittal announced that if it faced antitrust problems in the U.S., it would be willing to sell certain of its own steel plants.

Seeing the handwriting on the wall, Arcelor secretly began work on its final and most audacious takeover defense, a stock-for-stock merger with Russia’s largest steelmaker, Severstal.  Severstal is 90% owned by Alexei Mordashov, an extremely wealthy, well-connected and ambitious Russian who would like to be regarded as a world-class captain of industry.  A merger of the two companies would have placed over 30% of Arcelor’s shares in friendly hands, making a takeover by Mittal difficult if not impossible.  Hoping to forestall a rumored Arcelor-Severstal link-up, Mittal boosted its offer for Arcelor by 34%.  Arcelor’s board responded by rejecting Mittal’s new bid and confirming its intention to merge with Severstal.  In a concession to shareholders, Arcelor announced that it would give them a vote on the Severstal deal, but at the same time it put in place voting procedures that would have made a “No” vote highly unlikely.

Determined to capture Arcelor and wanting no part of a three-way merger, Mittal played its last cards.  It raised its offer again, to almost $51 a share, and compromised on several key corporate-governance issues.  The game was finally over.  Arcelor’s management may not have been happy about the board’s decision to sell to Mittal, but it was a very good outcome for Arcelor’s shareholders, including The Merger Fund®.

Other European winners last quarter include BAA, the operator of Heathrow and other airports in the U.K., which ended up being acquired by Spain’s Grupo Ferrovial after an intense bidding contest with a consortium led by Goldman Sachs; Associated British Ports, another U.K.-based infrastructure company, which was the target of competing takeover offers from investor groups led by Macquarie, the Australian investment bank, and Goldman Sachs, with Goldman coming out on top; VNU, the Dutch publishing and market-research company, acquired by six private-equity firms after the buyout group raised its offer in order to win over shareholders who believed that they would be better off if the company remained independent and pursued its own restructuring plan; BOC Group, the U.K.-based supplier of industrial gases, whose pending acquisition by German rival Linde has received antitrust clearance from both European and U.S. regulators; and Gambro, the Swedish manufacturer of kidney dialysis machines, which received a higher bid from Sweden’s Wallenberg family after it became apparent that their original offer would fail to generate sufficient shareholder support.

Private Equity Flexes its Muscles

Private-equity firms continue to attract huge amounts of capital, and they continue to spend it. According to Private Equity Analyst, 147 U.S.-based funds raised roughly $96 billion in the first half of 2006, up over 40% from last year’s level and the largest first-half total on record.  Funds specializing in leveraged buyouts attracted two-thirds of these inflows, or more than $60 billion, an amount that could support transactions valued at over $200 billion when leveraged with debt financing.  And European LBO shops are amassing record war chests as well.  A portion of this capital will be used to buy divisions of publicly traded companies, not entire firms, and some will be spent acquiring privately held businesses.  But a sizable amount will be deployed in going-private transactions, providing The Merger Fund® with additional investment opportunities in the months ahead.

Recent additions to the Fund’s LBO holdings include Kinder Morgan, Inc., the largest U.S. operator of natural-gas pipelines, which has appointed a special committee of independent directors to review a $13 billion offer made by founder Richard Kinder, Goldman Sachs Capital Partners, The Carlyle Group, Riverstone Holdings LLC  and American International Group, Inc.; Michaels Stores, Inc., the arts and crafts retailer, which has agreed to be taken private by Bain Capital and The Blackstone Group; and Kerzner International Limited, an operator of destination resorts, casinos and luxury hotels, which stopped soliciting superior acquisition proposals after an investor group led by Sol Kerzner, the company’s chairman, improved the terms of its offer.

Other New Investments

The Fund has recently established positions in a number of friendly acquisitions involving strategic buyers, including Maverick Tube Corp., a leading supplier of welded steel pipe used by oil and gas drillers, to be purchased by Tenaris SA, the world’s leading manufacturer of seamless drilling pipe; Kerr-McGee Corp., a major oil and gas producer  with operations in the Gulf of Mexico and the Rocky Mountain region, to become part of Anadarko Petroleum Corp.; Western Gas Resources, Inc. another gas producer active in the Rockies, which is also being acquired by Anadarko as part of a $21 billion buying spree; Golden West Financial Corp., a California-based savings bank, to merge with Wachovia Corp. in a transaction that will significantly expand the buyer’s residential mortgage business; Texas Regional Bancshares, Inc., to be purchased by Spain’s Banco Bilbao Vizcaya Argentaria SA in an effort by BBVA, which owns the biggest bank in Mexico, to expand its share of cross-border financial transactions; North Fork Bancorporation, Inc., merging with Capital One Financial Corp., the credit-card issuer known for its “What’s in your wallet?” TV commercials; AmerUS Group Co., an insurance company specializing in equity-linked life and annuity products, to be acquired by Aviva plc, Britain’s largest insurer; and Euronext NV, the pan-European stock exchange, which has opted to merge with NYSE Group Inc. rather than pursue a transaction with Deutsche Boerse AG, operator of the Frankfurt exchange.

The Fund has also invested in two companies that are the targets of unsolicited takeover attempts: Falconbridge Limited, a Canadian miner of copper and nickel, whose friendly acquisition by Inco Limited has been threatened by a competing offer from Swiss-based Xstrata plc; and Inco Limited, which has agreed to merge with U.S. copper producer Phelps Dodge Corp. in an effort to fend off an unwelcome bid by Canada’s Teck Cominco Ltd.

Finally, the Fund has recently taken positions in two companies that are up for sale: PagesJaunes SA, a French publisher of “yellow pages” directories, which is 54% owned by France Telecom; and The Houston Exploration Co., an oil and gas producer that has been in the sights of an activist hedge fund.

The Merger Fund® currently holds stakes in 55 corporate reorganizations and is about 90% invested. Investor jitters have caused arbitrage spreads to widen over the past month or so, and we have added to many of the Fund’s positions.  If our deals get done, we should have a good second half.

Sincerely,

Frederick W. Green
President

Note: The performance figures discussed in this letter represent past performance and may not be indicative of future results.  The Fund's share price and return will vary, and investors may have a gain or loss when they redeem their shares.

October 16, 2006

Dear Fellow Shareholder:

The Merger Fund® had another solid quarter.  In the three months ended September 30, the Fund’s NAV rose from $15.62 to $15.95, a gain of 2.1%.  And once again, our returns showed little of the volatility typically associated with equity mutual funds.  Although the pace of M&A activity cooled off a bit in the September quarter, we were presented with a full plate of investment opportunities. Even more important, the vast majority of these transactions proceeded smoothly.  Four of our deals did fall into the “broken” category, but all of the positions were small and the collective impact on our NAV was relatively muted.  Overall, 15 of our arbitrage holdings showed meaningful gains, while five posted losses.  For the first nine months of calendar 2006, the Fund was up 8.7%, putting us on track for a good year.  The Fund ended its September fiscal year with a gain of 7.1%.

Barbarians at the Gate

European deal-making continues to have a favorable impact on the Fund’s performance.  Our most profitable holding last quarter was Endesa, the Spanish power company, which remains the target of competing takeover offers from Gas Natural, Spain’s dominant gas supplier, and Germany’s E.ON, one of Europe’s largest utilities.  The battle for control of Endesa began a little over a year ago when Gas Natural launched an unsolicited cash-and-stock bid valued at about $28 billion. Endesa immediately rejected the offer, calling it “manifestly insufficient.”  The Spanish government, however, had a more positive view of the deal.  Fourteen years after the formation of the European Union, nationalism is still a powerful political force in Europe, and Spain wants to ensure that the country’s energy infrastructure stays under Spanish control.  Combining Endesa and Gas Natural to create a “national champion” would accomplish that goal.  Political considerations became even more important five months later, when E.ON topped Gas Natural’s bid with an all-cash offer worth almost $35 billion.

E.ON’s pursuit of Endesa was not a happy turn of events for the Spanish government, which wasted little time in placing roadblocks in the way of the unwelcome suitor.  Only three days after E.ON went public with its bid, Spain gave its energy regulator, the CNE, veto power over any utility deal involving the purchase of “strategic assets” by a foreign buyer.  Not surprisingly, Endesa’s nuclear and coal-fired generating plants were deemed to be “strategic.”  From an arbitrageur’s standpoint, E.ON’s response to this apparent setback couldn’t have been more positive.  Vowing to stay the course, the German utility said that it would pursue its Endesa bid “for as long as it takes.”

While Spain’s decision to pull up the drawbridge against the Teutonic interloper from the North may have been well-received in Madrid, the reaction in Brussels, headquarters of the EU’s regulatory arm, was completely different.  Since its inception the EU has been trying to eliminate national barriers to the free flow of goods and services, with the goal of creating a more competitive marketplace that benefits European consumers no matter where they live.  EU regulators look at cross-border deals the same way: those that improve efficiency and enhance competition should be encouraged, not sabotaged by nationalistic governments.  At the end of April E.ON received EU antitrust approval to acquire Endesa, and shortly thereafter Brussels threatened to sue Spain for giving the CNE authority to block the transaction.

Shareholder Services: U.S. Bancorp Fund Services, LLC • P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
Investment Adviser: Westchester Capital Management, Inc.  •  100 Summit Lake Drive  •  Valhalla  •  New York 10595
(914) 741-5600  •  Fax (914) 741-5737

Three months later the CNE ruled that E.ON’s offer could proceed only if the German utility agreed to divest one-third of Endesa’s generating capacity in Spain.  Believing that the CNE had no authority to impose conditions on a transaction that it had already approved unconditionally, the EU told Spain that its actions could not stand.

While investors in Endesa awaited further developments on the regulatory front, Acciona, a major Spanish construction company, decided to enter the fray.  On September 25, in what is known as a “street sweep,” Acciona paid an above-market price to acquire 15% of Endesa’s shares in a single trading session.  Worried that this bold move might threaten its own plans for Endesa, E.ON quickly raised its offer for the Spanish utility by 38%, to $47 billion, a level more than 60% above Gas Natural’s original bid.  Whether Acciona views its stake in Endesa as the first step in putting together a Spanish alternative to E.ON’s bid or simply as a bargaining chip to extract more money from the Germans remains an open question.  What’s not in question is that the Fund has done extremely well on this investment.

Other Winners

What seemed like merger mania in the mining sector last quarter was responsible for two of the Fund’s other big winners: Falconbridge, the Canadian copper and nickel producer, whose shareholders profited from a bidding contest pitting Anglo-Swiss miner Xstrata against Falconbridge’s original and preferred merger partner, Canadian nickel producer Inco, a battle that was won by Xstrata; and Inco, which went from buyer to seller after a hostile takeover offer from Teck Cominco, which opposed Inco’s bid for Falconbridge, caused Inco to turn to Phelps Dodge as a white knight, a marriage of convenience that was never consummated thanks to a knockout bid for Inco by Brazil’s CVRD.  As you might imagine, it was hard – even for an arb – to tell the players without a scorecard.

Other investments that made a material contribution to the Fund’s performance in the September quarter included Kinder Morgan, the pipeline company, which agreed to an improved offer from a group of private-equity firms; Price Communications, whose shareholders approved a liquidation plan under which they will receive shares of Verizon Communications currently held by Price; and Maverick Tube, which was acquired by Argentina-based Tenaris in a transaction that closed sooner than expected.

China Drops the Call

Our most disappointing investment last quarter was Millicom International Cellular, whose expected sale to China Mobile Communications was called off by the buyer just hours before the parties were to sign the merger agreement.  This frustrating episode began last January, when Millicom, an operator of cellular networks in Africa, Asia and Latin America, announced that it had been approached by a large number of potential acquirers and that the board had authorized a review of the company’s strategic options.  Morgan Stanley, a top M&A advisor, was hired to conduct the process.  By the end of March Millicom had received multiple non-binding offers for the whole company, and people close to the process suggested that the likely takeover price was around $50 a share, or $5 billion.  A few weeks later the London-based Financial Times reported that China Mobile Communications had made an offer for Millicom and that other potential buyers included Dubai-based Investcom, Kuwait’s Mobile Telecommunications, Norway’s Telenor and Mexico’s America Movil.  The auction, in other words, seemed to be going well.  On May 25 The Wall Street Journal reported that Millicom and China Mobile were close to a $5.3 billion deal, a story that appeared to be confirmed a few days later when Millicom announced that it was in “advanced discussions” with an unnamed potential acquirer.

When we first looked at Millicom as a possible arbitrage opportunity for the Fund, we had concerns about investing in a company whose operations are located almost exclusively in countries with low per-capita incomes and still-evolving political, legal and regulatory systems.  We also recognized that getting involved in a “pre-deal” situation always entails additional risks.  But as we did more research, the positives seemed to outweigh the negatives.  To begin with, it was clear why so many companies had taken a close look at Millicom: The emerging markets of Africa, Asia and Latin America offer much greater growth potential than the economies of the industrialized West, especially when it comes to telecommunications services.  Moreover, the fit between Millicom and China Mobile looked particularly good, and we knew that the Chinese were doing exhaustive due diligence, including meeting with local managers and government officials in all 16 countries where Millicom does business. With takeover discussions at an advanced stage and China Mobile seemingly motivated to do a deal, we established a modest position for the Fund.

Unfortunately, the transaction was called off just two weeks later.  Although we still don’t know the full story of why the Chinese got cold feet at the eleventh hour, it appears that the two main issues were price and the execution risk associated with buying a company with such far-flung operations. The failure of the Millicom deal reduced the Fund’s NAV by five cents, or 0.3%, not what we had expected from this trade but not a disaster either.

LBOs Gain Market Share

Based on data compiled by Citigroup, leveraged buyouts have accounted for 25% of domestic M&A volume so far this year, up from 15% in 2005.  With the addition of six such deals to the Fund’s portfolio since our last letter, LBOs now represent about 23% of our investments.  New holdings in this category include HCA, Inc., the largest operator of for-profit hospitals and other healthcare facilities in the U.S., which has agreed to be taken private in a record-breaking $21 billion deal led by Bain Capital LLC, Kohlberg Kravis Roberts & Co., Merrill Lynch & Co. and HCA co-founder Thomas F. Frist, Jr.; PETCO Animal Supplies, Inc., the pet-store chain, to be acquired for $1.7 billion by Leonard Green & Partners, L.P. and Texas Pacific Group, the same two buyout firms that took PETCO private in 2000; Freescale Semiconductor, Inc., which is being purchased for $17.6 billion – the largest-ever LBO in the technology sector – by Blackstone Group LP, The Carlyle Group, Permira Funds and Texas Pacific Group; Harrah’s Entertainment, the hotel and casino operator, which has appointed a special committee of independent directors to review a $15 billion takeover offer from Apollo Management and Texas Pacific Group; and Cablevision Systems Corp., owner of cable-TV systems, the New York Knicks and Madison Square Garden, whose controlling family has again proposed taking the company private after failing a year ago to win board approval for a similar transaction.  The magnitude of these five deals, collectively valued at over $63 billion, underscores the growing financial clout of private-equity firms.

Other New Investments

The Fund has recently taken positions in a number of friendly takeovers involving strategic – as opposed to financial – buyers, including ATI Technologies Inc., a manufacturer of graphics chips for computers and game consoles, which is being acquired by Advanced Micro Devices, Inc.; Mercury Interactive Corp., a software company, to become part of Hewlett-Packard Co.; Reckson Associates Realty Corp., a real estate investment trust specializing in commercial office space, merging with another office REIT, SL Green Realty Corp.; FileNET Corp., a supplier of document-management software, being purchased by International Business Machines Corp.; Saxon Capital Inc., a residential mortgage lender and servicer, to be acquired by Morgan Stanley; and Delta and Pine Land Co., which develops genetically modified varieties of cotton and soybean seeds, in the process of combining with Monsanto Co., another major player in seed genomics.

Other new strategic deals that have been blessed by both parties include Veritas DGC Inc.,  whose seismic technology is used to explore for oil and gas, in a merger pact with French rival Compagnie Générale de Géophysique SA; Pan Pacific Retail Properties, Inc., a REIT that owns and manages shopping centers, to be acquired by Kimco Realty Corp.; NS Group, Inc., a manufacturer of specialty steel products for the energy industry, merging with another company in the same business, Ipsco Inc.; Giant Industries, Inc., which refines and markets petroleum products, to combine with Western Refining, Inc.; Serono SA, a Swiss biotechnology company, being acquired by Merck KGaA, a German drug maker; and Germany’s Schwarz Pharma AG, to merge with Belgium-based UCB SA in another transaction that brings together two mid-size European pharmaceutical companies looking to bulk up in order to better compete with the industry leaders.

The Fund has also invested in two companies that are the targets of hostile bids: Gold Kist, Inc., a chicken processor, which has rejected the latest in a series of takeover offers from rival Pilgrim’s Pride that date back to 2004; and Energy Partners, Ltd., an oil and gas producer with operations in the Gulf of Mexico, which has put itself on the auction block in the wake of a hostile bid from Australia’s Woodside Petroleum Ltd., an offer that also had the effect of forcing Energy Partners to call off its planned acquisition of Stone Energy Corp.

The Merger Fund® currently holds stakes in 53 arbitrage situations and is approximately 90% invested.  We continue to feel good about the Fund’s prospects.

Sincerely,

Frederick W. Green
President
Note: The performance figures discussed in this letter represent past performance and may not be indicative of future results.  The Fund's share price and return will vary, and investors may have a gain or loss when they redeem their shares.

January 17, 2007

Dear Fellow Shareholder:

By virtually any measure, 2006 was a rewarding year for The Merger Fund®.  Following a gain of 2.1% in the December quarter, the Fund was up 11% for the year as a whole, solidly within our rate-of-return targets.  And just as important for an investment vehicle that is managed with the goal of being less volatile than conventional mutual funds, our performance during calendar 2006 was remarkably consistent.  The Fund’s NAV rose every single month and in all but nine weeks throughout the year, with the largest weekly loss totaling just seven cents, or 0.45%.

A buoyant environment for corporate mergers and takeovers contributed to both our fourth-quarter and full-year results.  Global M&A volume reached an all-time high of nearly $4 trillion in 2006, although a 33% gain in U.S. merger activity still left domestic deal-making below the peak levels seen in 1998-2000.  Arbitrage spreads–the per-share profit to be made if a deal goes through–were generally more  favorable last year and in many instances, compelling.  Spreads, like equity prices, are a function of supply and demand, and institutional holders–the principal “supply” in this case–seemed to be a little quicker to unload stocks that had run up on merger announcements, especially when large takeover premiums were paid for companies with “issues.”  The Merger Fund® also benefited from the implementation of new portfolio-management tools designed to enhance the Fund’s performance and risk-reward profile.  While it is still early days, we are optimistic that these new quantitative techniques, when coupled with our nearly three decades of merger-arbitrage experience, will serve the Fund’s shareholders well in the years ahead.

Let the Games Begin

As we’ve noted on more than one occasion, overbids are like manna from heaven for the arbitrage community.  We’re talking about situations in which a company that has already signed a definitive agreement to be acquired receives a higher offer from an aggressive third party seeking to capture the target for itself.  Caremark, a leading provider of pharmacy-benefit services to employers and managed-care companies, was subject to just such an overbid last quarter, making it the Fund’s most profitable holding during the period.

In early November Caremark announced that it had agreed to combine with CVS, the drug-store chain, in an all-stock transaction valued at about $48.50 a share, or $21.2 billion.  The proposed “merger of equals” was less than enthusiastically received by Caremark’s stockholders, who objected to the fact that they were not getting a takeover premium for their shares.  The disappointing deal terms also raised additional questions about the outlook for pharmacy-benefit managers generally, a group facing growing competition from low-cost drug plans offered by Wal-Mart and other mass merchandisers.  Reflecting the uncertainties surrounding this transformative deal, CVS shares came under pressure, reducing the value of the merger consideration and making the target’s stockholders even more unhappy.  Better news was just around the corner, however.  In mid-December Express Scripts, a rival PBM, went public with its own offer for Caremark.  Under the competing proposal, Caremark holders would receive cash and stock worth $58.50 a share, or approximately $26 billion, 15% more than the then-current value of the CVS transaction.

Shareholder Services: U.S. Bancorp Fund Services, LLC • P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
Investment Adviser: Westchester Capital Management, Inc.  •  100 Summit Lake Drive  •  Valhalla  •  New York 10595
(914) 741-5600  •  Fax (914) 741-5737

Caremark’s shareholders may have been pleased with this turn of events, but the company’s management and directors reacted skeptically.  Less than three weeks after Express Scripts put its offer on the table, the Caremark board rejected it.  Clearly preferring CVS as its merger partner, Caremark claimed that the Express Scripts offer was not a “superior proposal” under the terms of the company’s merger agreement with CVS and that it had no fiduciary obligation to enter into negotiations with its rival.  In reaching this conclusion, Caremark cited both the strategic benefits that it expected from the CVS transaction and the potential risks involved in merging with Express Scripts, including loss of customers, regulatory uncertainties and delays–CVS had already obtained antitrust approval–and the combined entity’s highly leveraged balance sheet and limited financial flexibility.

Express Scripts was undeterred.  Not only did the company reiterate its intention to acquire Caremark, but it also launched a proxy battle to elect four of its nominees to the target’s board.  To have any chance of convincing Caremark’s directors to enter into merger negotiations, Express Scripts eventually will have to raise its offer and agree to pay a substantial break-up fee should its proposed transaction fail to win antitrust clearance.  But even if Express Scripts were to drop out of the bidding, Caremark’s shareholders, who must approve any deal, almost certainly would hold out for better terms from CVS.  With two highly committed strategic buyers in the hunt, this situation could get even more interesting.

Other Winners

Going-private transactions continue to have a positive impact on the Fund’s performance.  The LBO investments that made a significant amount of money for us last quarter included Harrah’s Entertainment, the hotel and casino operator, which agreed to be acquired by Apollo Management and Texas Pacific Group after they raised their joint offer in response to a competing bid from another private-equity group; Freescale Semiconductor, whose $17.6 billion acquisition by The Blackstone Group, The Carlyle Group, Permira Funds and Texas Pacific Group was completed in just 11 weeks; and Univision, the Spanish-language broadcaster, whose shares moved higher on optimism that the company’s takeover by a consortium of private-equity firms can be closed sooner than the buyers had originally forecast.

Other winners in the December quarter included Veritas, the oil-field services company, whose just-completed acquisition by French rival Geophysique offered an unusually attractive arbitrage spread throughout the pendency of the deal, in large part because the acquirer’s shares were hard to borrow, making it costly if not impossible for many arbs to hedge a long position in Veritas; Reckson Associates, the office REIT that is about to be acquired by SL Green Realty, which received an eleventh-hour competing bid from investor Carl Icahn–subsequently withdrawn–that kept the stock up just long enough for us to sell most of the Fund’s position; and Scania, the Swedish truck maker, whose potential takeover by a hostile bidder, German rival MAN, has offered the Fund several profitable trading opportunities.

Bumps in the Road

On the negative side of the ledger, the Fund suffered modest losses in several deals during the quarter, including Euronext, whose shares slumped when would-be acquirer Deutsche Boerse decided not to get into a bidding war with the New York Stock Exchange; Giant Industries, an oil refiner, which saw the terms of its pending acquisition by Western Refining reduced in the wake of a series of refinery fires that hobbled production and substantially increased the target’s insurance costs; and Constellation Energy, the Maryland utility, whose planned merger with Florida-based FPL Group was terminated by mutual agreement after Maryland politicians and judges decided to insinuate themselves into the merger-approval process, leaving the transaction in regulatory limbo.

A Cornucopia of LBOs

Reflecting a near-perfect environment for going-private transactions–buyout firms are awash with capital, the debt markets are extremely accommodating and a growing number of CEOs want to free themselves from the burdens of public ownership–this subset of the M&A universe remains a fertile source of investment opportunities for The Merger Fund®.  New LBO holdings include Clear Channel Communications, Inc., a major player in both radio and outdoor advertising, which has agreed to be taken private by an investor group led by Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. in a transaction with an equity value of approximately $18.7 billion; The Reader’s Digest Association, Inc., publisher of the world’s most widely read magazine, in a buyout pact with Ripplewood Holdings LLC; The Yankee Candle Company, Inc., soon to be owned by Madison Dearborn Partners LLC; Equity Office Properties Trust, the largest publicly held owner and manager of office buildings, whose agreement to be taken private by The Blackstone Group for about $20 billion could yet be trumped by other investors seeking to profit from the industry’s improving fundamentals.

The list of new going-private deals in our portfolio also includes Biomet, Inc., a manufacturer of artificial hips and knees and other devices for reconstructive surgery, to be acquired by a private-equity consortium consisting of The Blackstone Group, Goldman Sachs Capital Partners, Kohlberg Kravis Roberts & Co. and Texas Pacific Group in a deal worth nearly $11 billion; Sabre Holdings Corp., operator of an online reservations service for airlines, hotels, car-rental companies and cruise lines, being purchased by Silver Lake Partners and Texas Pacific Group; Open Solutions Inc., a provider of database software to the financial-services industry, to be acquired by The Carlyle Group and Providence Equity Partners; and United Surgical Partners International, Inc., which operates surgery centers in the U.S. and Europe, to be taken private by Welsh Carson Anderson & Stowe Inc., the buyout firm that helped create the company eight years ago.

New Strategic Deals

The Fund has recently established positions in a number of friendly takeovers involving strategic buyers, including CBOT Holdings, Inc., operator of the Chicago Board of Trade, the largest U.S. futures market, which plans to merge with its nearby rival, Chicago Mercantile Exchange Holdings Inc.; American Power Conversion Corp., a manufacturer of surge protectors and backup-power equipment, to be acquired by France’s Schneider Electric SA for about $6 billion; Essex Corp., a defense-oriented electronics company, set to become part of Northrup Grumman Corp.; Solexa, Inc., a manufacturer of laboratory equipment used in gene-sequencing, whose pending acquisition by Illumina, Inc. will give the buyer a broader suite of products for genetic analysis; Conor Medsystems, Inc., a maker of drug-coated stents used to prop open clogged arteries, in the process of being acquired by Johnson & Johnson; Phelps Dodge Corp., a major copper miner, to merge with Freeport-McMoRan Copper & Gold, Inc. in a $26 billion mega deal; The Bank of New Company, Inc., in a merger pact with Mellon Financial Corp.; John H. Harland Co., the second-largest check-printing company, to be acquired by the number three player in the industry, M&F Worldwide Corp.; Scottish Power plc, the fourth-largest utility in the U.K., to combine with the Spanish utility Iberdrola S.A.; IntraLase Corp., a manufacturer of lasers used in eye surgery, whose acquisition will enable the buyer, Advanced Medical Optics, Inc., to supply all of the products needed by ophthalmologists to perform an all-laser version of the Lasik vision-correction procedure; and Banca Popolare Italiana, merging with another Italian bank, Banco Popolare Di Verona e Novara.

The Fund has also invested in four “pre-deal” situations: Rinker Group Ltd., an Australia-based supplier of building materials, which is the target of an unsolicited takeover attempt by Mexico’s Cemex SA, the world’s third-largest cement maker; Shell Canada Ltd., whose majority owner, Royal Dutch Shell plc, has offered to buy out the minority shareholders in a transaction designed to give the parent complete control of Shell Canada’s strategically important Athabasca oil-sands project; Claire’s Stores, Inc., an international retail chain specializing in costume jewelry and accessories for teens and young adults, which is exploring a possible sale of the company; and Station Casinos, Inc., whose independent directors are reviewing a going-private proposal submitted by management and Colony Capital LLC.

The Merger Fund® currently holds stakes in 52 arbitrage situations and is almost fully invested.

Changing of the Guard

Finally, some important news about the Fund’s portfolio-management team.  As many of you know, Bonnie Smith has been co-manager of The Merger Fund® since its inception.  Bonnie joined Westchester Capital Management, the Fund’s adviser, 21 years ago, and after helping guide our investments in more than 2,500 deals, she’s decided to throttle back and remove herself from the day-to-day responsibilities of portfolio management.  Effective at the end of this month, Bonnie will become the adviser’s Chief Operating Officer.  We know she’ll be as good a COO as she was an arbitrageur.

Joining me as co-managers of The Merger Fund® will be Mike Shannon and Roy Behren.  Mike, who has been with the adviser for nearly 10 years, was formerly our Director of Research.  Roy has been with us for close to 13 years, in both trading and research capacities.  Previously an attorney with the Securities and Exchange Commission, Roy also serves as the Fund’s Chief Compliance Officer.  It is important to note that this transition is evolutionary in nature and that the Fund’s fundamental investment approach and risk profile will not change.  Having said that, both Mike and Roy are smart, savvy investors, and I’d like to think we’ll see some “merger” synergies associated with our new portfolio-management team.  Together, we will work hard to ensure that The Merger Fund® remains the special investment vehicle that it is today.

Sincerely,

Frederick W. Green
President

P.S.  On December 28, 2006, The Merger Fund® paid a distribution of $0.6601 per share, consisting of short-term capital gains of $0.54884 and net investment income of $0.11126, to shareholders of record on December 27, 2006.

Note: The performance figures discussed in this letter represent past performance and may not be indicative of future results.  The Fund's share price and return will vary, and investors may have a gain or loss when they redeem their shares.

April 16, 2007

Dear Fellow Shareholder:

The Merger Fund® had another good quarter.  In the three months ended March 31, the Fund’s NAV rose from $15.62 to $16.05, a gain of 2.8%.  Although the first quarter was a choppy period for equity investors, the Fund’s performance remained remarkably consistent, with March representing our 17th consecutive profitable month.  Global M&A activity reached $1.1 trillion in the March quarter, up 27% from the same period in 2006.  Deal-making in the U.S. showed an even larger gain; at about $440 billion, domestic merger volume rose 32% from year-earlier levels.  A full plate of arbitrage opportunities continued to make for generally favorable deal spreads.  Even better, five pending takeovers in which the Fund had invested were subject to overbids, the largest number of such “windfalls” we’ve ever had in a single quarter.  One proposed acquisition included among our arbitrage holdings was called off when the target’s shareholders refused to support the offer, but thanks to some opportunistic trading, this position still produced a net profit for the Fund.  We experienced a less happy outcome, however, when one of our companies that had put itself on the auction block failed to attract any acceptable bids.  Overall, 18 of our arbitrage holdings showed meaningful gains, while five posted losses.

Overbids

Some of the Fund’s most profitable holdings last quarter involved deals in which aggressive third parties put higher takeover offers in front of companies that had already signed merger agreements with other suitors.  Overbid situations in our portfolio included CBOT Holdings, whose agreed-upon deal with its cross-town rival, the Chicago Mercantile Exchange, was put at risk by a topping bid from the Intercontinental Exchange; EGL, a freight-forwarding company, which attracted a competing $40-a-share going-private proposal from Apollo Management, an offer that trumped a board-approved $38-a-share buyout organized by the target company’s CEO and two private-equity firms, Centerbridge Partners and Woodbridge Co.; Endesa, the Spanish utility, which received an 11th-hour joint bid from Italy’s Enel and Spain’s Acciona that caused E.ON, the German utility that had a recommended deal with Endesa, to throw in the towel; Equity Office Properties, won by The Blackstone Group after a spirited bidding contest with Vornado Realty Trust; and Triad Hospitals, whose agreement to be taken private by CCMP Capital Advisors and Goldman Sachs Capital Partners was abandoned in favor of a superior offer from a strategic buyer, Community Health Systems.

A Bird in the Hand...

Second-guessing management’s response to an unsolicited takeover offer is admittedly easier in hindsight, but the decision last fall by Energy Partners, an oil and gas producer, to spurn negotiations with Woodside Petroleum, its much larger suitor, appears to have been a major blunder, at least from the perspective of The Merger Fund® and the target’s other shareholders. This saga began in April 2006 with Energy Partners’ ill-fated agreement to buy Stone Energy, another independent exploration and production company.  Four months later, while the parties were still working toward completion of their transaction, Woodside, Australia’s second-largest oil and gas producer, made an all-cash offer for Energy Partners at a significant premium to where the stock had been trading.  Woodside’s proposal, however, was contingent on the termination of the deal with Stone Energy, whose assets and exploration program were less of a fit with the Australian company’s North American operations.

Shareholder Services: U.S. Bancorp Fund Services, LLC • P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
Investment Adviser: Westchester Capital Management, Inc.  •  100 Summit Lake Drive  •  Valhalla  •  New York 10595
(914) 741-5600  •  Fax (914) 741-5737

Recognizing that Energy Partners’ shareholders would not vote to approve the Stone acquisition in the face of Woodside’s conditional takeover offer, the two companies mutually agreed to go their separate ways.  Although the path had been cleared for Energy Partners to begin negotiations with Woodside–talks that might have resulted in an improved bid–the company chose to stiff-arm its would-be acquirer and refused to allow Woodside the opportunity to conduct due diligence.  Energy Partners did announce that it would explore its strategic alternatives, meaning that the company was essentially on the auction block.  Management apparently believed that the sale process would lead to a third-party bid superior to what Woodside was willing to pay.  This assumption proved to be far off the mark.

Unfortunately for Energy Partners, oil and gas prices, which had been close to record levels when Woodside launched its tender offer, began to soften, reducing the value of the company’s reserves. At the same time, Energy Partners encountered some operational setbacks, also weighing on its value to a potential acquirer.  Although both strategic and private-equity buyers took a look at the company’s books, the auction failed to elicit a single definitive offer, let alone one that rivaled Woodside’s bid.  As a sop to its shareholders, Energy Partners has begun a self-tender for 22% of its common stock.  The purchase price, $23 a share, matches Woodside’s initial offer, but once the tender is completed later this month, the shares remaining in public hands are likely to trade much lower.  As they say, timing is everything.

Making Hay While the Sun Shines

Enjoying a seemingly endless supply of capital, the leading private-equity firms continue to have a voracious appetite for deals.  Also noteworthy is the growing size of their transactions.  The March quarter saw the announcement of a record-breaking $45 billion leveraged buyout, and multi-billion-dollar LBOs are now commonplace.  Among the going-private transactions in which The Merger Fund® has recently invested are those involving The ServiceMaster Company, a provider of lawn-care and pest-control services, which has agreed to be acquired by Clayton Dubilier & Rice Inc.; Dollar General Corporation, operator of a chain of discount stores, the object of an LBO by Kohlberg Kravis Roberts & Co.; and Laureate Education, Inc., which offers college-level and graduate programs at both its bricks-and-mortar universities and via the Internet to students in Latin America and Europe, being taken private by what may be the largest group of private-equity funds ever assembled for a single deal, including Kohlberg Kravis Roberts & Co., Citigroup Private Equity, S.A.C. Capital Management, LLC, SPG Partners, Bregal Investments, Canada’s Caisse de depot et placement du Quebec, Sterling Capital, Makena Capital, Torreal S.A. and Southern Cross Capital.

Other new LBOs in the Fund’s portfolio include Kronos, Inc., a supplier of software for human-resources applications, which has agreed to be acquired by Hellman & Friedman, LLC; Tribune Company, owner of radio and TV stations and publisher of the Chicago Tribune, The Los Angeles Times and Newsday, to become a private company owned by its employees and Chicago real estate magnate Sam Zell; First Data Corporation, a processor of credit-card transactions and other electronic payments, being acquired by Kohlberg Kravis Roberts & Co. for $29 billion in one of the largest LBOs to date; and TXU Corp., a Texas-based utility, whose proposed $45 billion acquisition by an investor group led by Kohlberg Kravis Roberts & Co. and Texas Pacific Group sets a new record for going-private transactions.

New Strategic Deals

The Fund has recently taken positions in a number of friendly takeovers involving strategic buyers, including First Republic Bank, which is being acquired by Merrill Lynch & Co. as part of the brokerage firm’s effort to expand its services to high-net-worth individuals; Novelis, Inc., a manufacturer of aluminum products for the automotive and food and beverage industries, to be purchased by Hindalco Industries Ltd., India’s largest aluminum producer, in a $3 billion transaction that highlights how industries and markets are becoming increasingly internationalized; Laidlaw International Inc., a provider of school and intercity bus service, being acquired by Britain’s FirstGroup plc, which already has a significant share of the North American school-bus market; Hydril Co., a manufacturer of valves, meters and other equipment for deepwater drilling, to become part of Luxembourg-based Tenaris SA, the world’s largest maker of drilling pipe; Compass Bancshares, Inc., in a merger pact with Banco Bilbao Vizcaya Argentaria SA, Spain’s second-biggest bank; and Florida Rock Industries, Inc., a supplier of concrete, sand and gravel and other building materials, to combine with Vulcan Materials Company.

Other new strategic deals include Dendrite International, Inc., a software company specializing in products and support services for the pharmaceutical industry, being purchased by France’s CEGEDIM S.A.; Sierra Health Services, Inc., a managed-care company, which has agreed to be acquired by UnitedHealth Group in a transaction that expands the buyer’s presence in the fast-growing Southwest region of the U.S.; PHH Corporation, an originator of residential mortgages and manager of corporate vehicle fleets, to be purchased by General Electric Company, which has agreed to sell PHH’s mortgage unit to The Blackstone Group after the deal closes; WebEx Communications, Inc., the leading provider of Internet-based teleconferencing services, to become part of Cisco Systems, Inc.; InfraSource Services, Inc., a provider of construction and maintenance services to the utility industry, being acquired by another major utility contractor, Quanta Services, Inc.; TODCO, operator of a fleet of offshore drilling rigs, to merge with Hercules Offshore, Inc.; and Lone Star Technologies, Inc., a manufacturer of drilling pipe and other tubular products for the oil and gas industry, in a takeover pact with United States Steel Corp.

Other New Positions

The Fund has also invested in several “pre-deal” situations, including OMI Corp., operator of a fleet of oil tankers, whose recently announced review of strategic alternatives may lead to the sale of the company; ABN AMRO Holding NV, one of the world’s largest banks, which has attracted takeover interest from U.K.-based Barclays plc–currently in exclusive talks with ABN about a possible bid–and a rival group of financial institutions consisting of Royal Bank of Scotland Group plc, Spain’s Santander Central Hispano SA and Belgium-based Fortis; Alliance Boots plc, a major U.K. pharmacy operator and drug wholesaler, whose existence as a publicly traded company may be drawing to a close in the wake of buyout interest from two private-equity groups, one of which includes Boots’ Deputy Chairman and 15% shareholder; Mirant Corp., one of the country’s largest operators of power plants, in the process of exploring its strategic options; and United Rentals, Inc., a leading construction-equipment rental company operating in the U.S., Canada and Mexico, which has put itself up for sale.

The Merger Fund® currently holds positions in 56 arbitrage situations and is fully invested.

Your Vote Matters

Finally, we recently circulated proxy material for a special meeting of the Fund’s shareholders.  The purpose of the meeting is twofold.  First, we’re asking you to elect four individuals, including yours truly, to the Fund’s Board of Trustees.  Second, we’re seeking approval for certain changes in the Fund’s investment policies.  These changes, many of which are technical in nature, should not affect the Fund’s fundamental investment approach or risk profile, but they will provide your portfolio-management team with additional tools and increased flexibility to pursue the Fund’s merger-arbitrage strategy.  The special meeting, previously scheduled for April 17, will be adjourned to a later date to allow us more time to solicit proxies from those of you who may have misplaced, discarded or let the family dog eat our mailing.  If you haven’t yet returned your proxy card, please call toll-free (888) 684-2438 for assistance in voting your shares.  As always, we appreciate the continued support of our shareholders.

Sincerely,

Frederick W. Green
President

Note: The performance figures discussed in this letter represent past performance and may not be indicative of future results.  The Fund's share price and return will vary, and investors may have a gain or loss when they redeem their shares.

July 18, 2007

Dear Fellow Shareholder:

June was a rocky month for both the stock and bond markets, but The Merger Fund® managed to eke out a small gain, representing the 20th consecutive month in which the Fund was profitable.  For the second quarter as a whole, the
Fund’s NAV rose from $16.05 to $16.37, a gain of 2.0%.  For the first half of 2007, we were up 4.8%, roughly in the middle of our rate-of-return targets.  With private-equity groups showing a seemingly insatiable appetite for deals and strategic buyers nearly as aggressive, worldwide M&A activity ran at record levels in the second quarter.  Reflecting credit-market jitters, arbitrage spreads–the per-share profit to be made if the deal goes through–widened significantly in June, which weighed on the Fund’s end-of-quarter performance but also presented us with a larger number of attractive investment opportunities.  We had no broken deals in the three months ended June and benefited from several takeovers in which the buyers eventually paid more than the original deal price.  Overall, 20 of the Fund’s arbitrage holdings showed meaningful gains, while just two posted material losses.

Private Equity Blinks

Shareholder approval of proposed mergers and acquisitions can usually be taken for granted.  In most cases, the target company’s shareholders are happy to receive a 20%-40% takeover premium, while arbitrageurs like us, who may collectively control 20% or more of the target’s stock by the time the transaction is put to a vote, usually have a vested interest in seeing the deal go through.  And in stock-for-stock mergers that also require approval by the buyer’s shareholders, management is routinely given the benefit of the doubt; for the most part, only transformative, “bet-the-company” acquisitions are at risk of a negative vote.  Recently, however, the shareholders of many target companies have been taking a more skeptical view of what they’re being offered, especially in going-private transactions.

Leveraged-buyout firms increasingly are facing push-back from holders who believe that the prices paid in these deals are less than compelling when compared with the potential profits to be made by the LBO groups when the companies they acquire are subsequently sold or taken public, often within a relatively short period of time.  In recent years many of these “round-trip” transactions have resulted in extraordinary–and well-publicized–windfalls for both the private-equity firms and the company executives who are invited to co-invest with them.  Profits of this magnitude obviously contribute to the perception that shareholders could have done much better.  Investor activism is also working against rubber-stamp approval of the terms offered in going-private deals.  Instead of working quietly behind the scenes or simply selling their shares in response to what they regard as an inadequate price, a growing number of fund managers are waging high-profile campaigns to force acquirers to improve their offers.  These efforts appear to be working.

Among the Fund’s most profitable investments last quarter were three going-private transactions in which the buyers were forced to raise their offers at the 11th hour in order to win shareholder approval.  Our best-performing holding was Biomet, a manufacturer of artificial hips and other reconstructive devices used in orthopedic surgery, which last December agreed to be acquired by Blackstone Group, TPG, Kohlberg Kravis Roberts and Goldman Capital Partners for $44 a share in cash.  Proxy material circulated in advance of the special meeting of Biomet’s shareholders disclosed that the company had turned down a higher offer from a strategic buyer, apparently over concerns that the combination could run afoul of antitrust regulators.  Investor disappointment over the company’s decision not to sell to the highest bidder was compounded by the fact that in the months since the deal with the private-equity consortium had been announced, the shares of Biomet’s medical-device peers had appreciated almost 20%, making the buyout price look even less attractive.

Shareholder Services: U.S. Bancorp Fund Services, LLC • P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
Investment Adviser: Westchester Capital Management, Inc.  •  100 Summit Lake Drive  •  Valhalla  •  New York 10595
(914) 741-5600  •  Fax (914) 741-5737

Institutional Shareholder Services, an influential proxy-advisory firm, recommended that Biomet’s holders reject the $44 offer, and as the June 8 vote approached, it wasn’t looking good for the buyers.  The day before the shareholder meeting, the consortium raised its bid to $46 a share, to be paid in a tender offer commencing the following week.  Our guess is that the extra $2 a share won’t have a material impact on the buyers’ eventual profit on this transaction, but it was decidedly meaningful to The Merger Fund.®

Another winner for us last quarter was Clear Channel Communications, a major radio and outdoor advertising company, whose private-equity buyers, Thomas H. Lee Partners and Bain Capital Partners, also managed to find a little extra money for shareholders when it became clear that the deal was about to be voted down.  The Clear Channel buyout, announced in November 2006, called for holders to receive $37.60 a share in cash. But as soon as the deal terms were made public, several big institutions began to lobby against the transaction.  One, Highfields Capital Management, a well-regarded hedge-fund manager, went public with its opposition to the deal, arguing that better management coupled with a more leveraged capital structure would create more shareholder value over time.  In March both ISS and Glass, Lewis & Co., another proxy-advisory firm, called the buyout terms inadequate and recommended a “no” vote.  With approval of the transaction requiring a two-thirds vote–greater than the typical 50% threshold–Thomas Lee and Bain faced an uphill struggle.

Clear Channel, whose management continued to support the deal on the table, decided to postpone the vote by a month.  On April 18, the day before the rescheduled shareholder meeting, the buyout group raised its offer to $39.  Although the deal took a few twists and turns thereafter, the takeout consideration was eventually sweetened to $39.20 a share, with holders also given the option of receiving some equity in the privatized company.  After having vowed earlier in the process that they wouldn’t pay “another penny” for Clear Channel, Thomas Lee and Bain ended up agreeing to pay almost $800 million more to seal the deal, which still awaits FCC approval.

The recently completed buyout of Laureate Education, operator of both traditional and Internet-based colleges and universities, by a 10-member consortium of private-equity firms also saw recalcitrant shareholders force an improvement in deal terms.  In late February, approximately a month after the transaction was announced, Select Equity Group, a 7% holder, complained to Laureate’s board of directors that the sale process had been flawed and that the transaction price–$60.50 a share–was inadequate.  Less than a week later, T. Rowe Price, a large mutual-fund complex with an 8% stake in Laureate, also told the board that the buyout terms seriously undervalued the company.  Not much happened in public over the next couple of months, but in early June Laureate accepted a sweetened $62-a-share bid from the consortium.  Again facing the loss of a deal, private equity elected to pay up.

Risk Gets Repriced

At one point in the June quarter, the spread between yields on non-investment-grade, or “junk,” bonds and risk-free Treasury securities fell to the lowest level on record.  And not only were investors in low-grade bonds willing to accept relatively skimpy interest rates, but they also showed little reluctance to accept other borrower-friendly credit terms, including provisions that give debtors the option of issuing additional bonds in lieu of paying interest in cash.  Yield-hungry investors, in other words, were demonstrating a considerable appetite for risk.  The benign environment for leveraged financing was particularly good news for private-equity firms, which were able to fund their ever-bigger deals with large amounts of low-cost debt.

Toward the end of the second quarter, however, credit-market conditions began to turn a little less favorable. The proximate cause was a sharp upturn in default rates on subprime mortgages, the lowest-rated category of loans secured by residential real estate.  Rising defaults caused debt obligations collateralized by subprime mortgages to plunge in value, wrong-footing hedge funds and other investors who had made leveraged bets on these risky securities.  The carnage in mortgage-backed bonds represented a wake-up call for fixed-income investors generally, who started demanding higher interest rates and better credit protection from issuers of lower-rated debt.

Turmoil in the fixed-income markets caused arbitrage spreads on many pending going-private deals to widen. Although a careful reading of the merger agreements would have suggested otherwise, the common perception was that buyout firms could use changing market conditions as an excuse to walk away from some of these transactions.  Sentiment probably would have turned even more negative had new-deal activity dried up, but it didn’t, indicating that private-equity groups believe they can still generate attractive returns in a more risk-averse lending environment.

The Beat Goes On

Buyout firms accounted for roughly 40% of U.S. M&A activity in the June quarter, the highest level ever.  New LBO investments in the Fund’s portfolio include Alliance Data Systems Corp., a provider of credit-card marketing and transaction-processing services, to be taken private by Blackstone Group LP; Avaya, Inc., which designs, builds and manages Internet-based communications networks, in the process of being acquired by Silver Lake Partners and TPG Inc.; CDW Corp., a leading distributor of computers and other electronic equipment, to be purchased by Madison Dearborn Partners, LLC and Providence Equity Partners Inc.; Harman International Industries, Inc., a manufacturer of audio products and automotive electronics systems, going private in a buyout organized by Kohlberg Kravis Roberts & Co. L.P. and GS Capital Partners, a unit of Goldman Sachs Group Inc.; and Penn National Gaming, Inc., operator of racetracks and casinos in West Virginia, Mississippi, Louisiana and Pennsylvania, to be purchased by Fortress Investment Group LLC and Centerbridge Partners LP.

Other going-private transactions that were recently added to our portfolio include Nuveen Investments Inc., a 109-year-old asset-management company, being acquired by an investment group led by Madison Dearborn; Guitar Center, Inc., the country’s largest retailer of musical instruments, which has agreed to be bought by Bain Capital Partners, LLC; Reddy Ice Holdings, Inc., a manufacturer and distributor of packaged ice, going private in a transaction organized by GSO Capital Partners LP; Hilton Hotels Corp., being acquired for $18.5 billion by Blackstone, already a major player in the global hospitality industry thanks to a string of acquisitions over the past 15 years; Huntsman Corp., a supplier of both commodity and specialty chemicals, which now will be purchased by Hexion Specialty Chemicals, Inc., an affiliate of Apollo Management L.P., after the buyout group topped an agreed-upon deal with Dutch chemical company Basell AF; and BCE Inc., Canada’s largest telecommunications group, to be taken private by the Ontario Teachers’ Pension Plan and two U.S.-based private-equity firms, Providence Equity and Madison Dearborn, in a $32-billion transaction that not only represents Canada’s biggest-ever takeover but is also the world’s largest leveraged buyout.

New Strategic Deals

In a record-breaking quarter for mergers and acquisitions, corporate buyers were active as well.  The Fund’s new strategic deals include International Securities Exchange Holdings, Inc., operator of an all-electronic trading platform for equity options, to be acquired by Frankfurt-based Deutsche Boerse AG; IPSCO, Inc., a Canadian manufacturer of steel pipe for the oil and gas industry, in a takeover pact with Sweden’s SSAB Svenskt AB; Ohio Casualty Corp., being acquired by Liberty Mutual Group; Reuters Group plc, the U.K.-based financial news service, to become part of The Thomson Corp., one of its U.S. rivals; Capitalia SpA, an Italian bank, which is combining with another Italian financial institution, UniCredito Italiano SpA; and Cytyc Corp., a manufacturer of diagnostic equipment and supplies used to screen for cervical cancer, to merge with Hologic Inc., a maker of medical-imaging systems used to test for breast cancer and osteoporosis, in a transaction designed to create a stronger player in women’s health.

Other new investments in strategic combinations include aQuantive, Inc., a provider of Internet-based advertising services, being purchased by Microsoft Corp.; Alcan Inc., the Canadian aluminum maker, which fended off a hostile takeover attempt by Alcoa Inc. by agreeing to be bought at a surprisingly rich price by London-based Rio Tinto Group; the Stride Rite Corp., a leading shoe manufacturer whose brands include Stride Rite, Keds and Sperry Top-Sider, to be acquired by Payless ShoeSource Inc., the largest U.S. footwear retailer by store count; Digene Corp., a developer of DNA and RNA tests for disease detection and management, to combine with QIAGEN NV, a Dutch manufacturer of instruments and consumables for gene research; eFunds, an electronic-payments processor, which has agreed to be acquired by rival Fidelity National Information Services; Hanson plc, a U.K.-based cement company, to become part of Germany’s HeidelbergCement AG; and Royal Numico NV, a Dutch maker of baby food and clinical nutrition products, being acquired by France’s Groupe Danone SA.

Other New Positions

The Fund has also invested in several new “pre-deal” situations, including Affiliated Computer Services, Inc., the leading processor of U.S. student-loan payments, which is soliciting other offers following a takeover approach from the company’s founder and chairman; Applebee’s International, Inc., the restaurant chain, which has just concluded a review of its strategic alternatives by announcing the sale of the company to IHOP Corp.; Ryerson Inc., a distributor and fabricator of steel products, which is looking for ways to boost shareholder value in response to an effort by Harbinger Capital Partners, a 9.6% holder, to take control of the company’s board; United Rentals, Inc., in the process of negotiating with potential acquirers; Imperial Chemical Industries plc, a U.K.-based maker of paints and specialty chemicals, the target of an unsolicited takeover attempt by Dutch rival Akzo Nobel NV; and Virgin Media Inc., Britain’s largest cable-TV operator, which has begun exploring strategic alternatives in the wake of takeover interest from a private-equity group.

With so many new names added to our portfolio, The Merger Fund® currently holds positions in 68 arbitrage situations, a record number, and is about 130% invested.  We look forward to a rewarding second half.

No More Calls and Letters

Finally, I am pleased to report that at a special meeting held on July 17, our shareholders approved all of the proposed changes in the Fund’s investment policies that had been recommended by the Fund’s adviser and independent trustees.  These revised policies should not affect the Fund’s fundamental investment approach or risk profile, but they will provide your portfolio-management team with additional tools and increased flexibility to pursue the Fund’s merger-arbitrage strategy.  A new prospectus reflecting the changes is enclosed.  We apologize if some of you found our proxy solicitors to be overly aggressive, but getting out the vote was important to us, and it should be a long time before we need to hold another special meeting.

Sincerely,

Frederick W. Green
President

Note: The performance figures discussed in this letter represent past performance and may not be indicative of future results.  The Fund's share price and return will vary, and investors may have a gain or loss when they redeem their shares.

October 10, 2007

Dear Fellow Shareholder:

All’s well that ends well.  July and August were unusually challenging months for most investment strategies, including merger arbitrage, but by the end of the quarter, The Merger Fund® had managed to show a modest gain.  In the three months ended September 30, the Fund’s NAV rose from $16.37 to $16.55, an increase of 1.1%.  For the first nine months of calendar 2007, we were up 6.0%.  For its September fiscal year, the Fund recorded a gain of 8.2%.

Turmoil in the credit markets caused M&A activity to slow significantly in the third quarter, with global merger volume down more than 40% from second-quarter levels.  Of greater importance to the Fund’s short-term performance, arbitrage spreads–the per-share profit to be made if the deal goes through–went on a roller-coaster ride, as investor perceptions of the outlook for pending transactions vacillated between extreme optimism and throw-in-the-towel pessimism.  Reflecting this manic-depressive behavior, the Fund’s NAV exhibited uncharacteristic volatility from one day to the next.  In the end, the Fund experienced only one failed deal during the quarter–our first of the year–but at times it felt much worse.  Overall, 21 of our arbitrage holdings showed meaningful gains in the July-September period, while eight posted material losses.

Risk Gets Repriced (Part II)

When we wrote about the repricing of risk in our second-quarter letter, we didn’t realize how much further the process had to go.  Rising defaults on subprime mortgages were just the first act of the credit crisis that rattled the financial markets this past summer.  The carnage in mortgage-backed securities–and the risk-aversion it engendered among fixed-income investors–precipitated a flight to safety that sharply limited financing options for all but the most creditworthy borrowers.  The commercial paper market, an important source of short-term funding for a big chunk of Corporate America, was closed to many issuers.  At the peak of the crisis, even the largest European banks refused to lend to one another for more than a few days, and some investors worried about the solvency of at least one major U.S. brokerage firm.  The high-yield bond market ceased to function as a source of leveraged financing.

Against this background, investors were understandably concerned about the fate of pending mergers and takeovers, especially going-private transactions requiring large amounts of debt that had yet to be funded.  But other market forces also weighed on deal stocks.  The third quarter witnessed the collapse of several credit-oriented hedge funds–the victims of bad bets and excessive leverage–and scores of other funds with heavy exposure to mortgage-backed securities scrambled to avoid a similar fate.  More than a few multi-strategy hedge funds discovered that diversification across a variety of asset classes was no panacea; during the meltdown, all of their investment strategies were unprofitable.  And some of the largest “quant” funds, which are routinely leveraged over 10-to-1, suffered sizable losses when their statistical models temporarily stopped working.  At the same time that their hedge-fund customers were feeling pain, Wall Street proprietary trading desks that held similar investments were also awash in red ink.  The response to these losses was a massive de-leveraging of portfolios, often accomplished by mechanical, across-the-board selling that left little room for qualitative judgments.  Because many of the funds involved in this de-leveraging normally allocate at least a portion of their assets to merger arbitrage, the stocks in our investment universe, already under pressure, were pummeled further.

Shareholder Services: U.S. Bancorp Fund Services, LLC • P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
Investment Adviser: Westchester Capital Management, Inc.  •  100 Summit Lake Drive  •  Valhalla  •  New York 10595
(914) 741-5600  •  Fax (914) 741-5737

To put this sell-off in perspective, at one point in August, the median annualized rate of return for the 160 pending mergers and takeovers that we were monitoring was over 39%, a number never before seen in our 28 years as arbitrageurs.  Looked at another way, the market was implying only a 74% chance that the average deal would close on its original terms, which compares to an historical completion rate of close to 95%.  During this difficult period, The Merger Fund® wasn’t shaken out of any positions and selectively added to its arbitrage investments.  With one exception, our strategy was right on the money.

We Didn’t See It Coming

Harman International, a leading manufacturer of high-end audio equipment and car navigation systems, agreed last April to be acquired by Kohlberg Kravis Roberts & Co. and GS Capital Partners, an affiliate of Goldman Sachs.  This $8 billion going-private transaction was noteworthy in two respects: (1) Harman shareholders were offered the opportunity to co-invest with the buyout group in the privatized company, subject only to a limit on the number of shares that could be exchanged for the “stub” equity; and (2) in the first week after the buyout was announced, Harman shares traded above the deal price, indicating that at least some investors believed that the takeout price was too low and that another offer could be forthcoming.

With a debt-free balance sheet and a dominant market position–Harman supplies audio-video systems to Mercedes, BMW, Audi, Porsche, Lexus and Land Rover, among others–Harman appeared to be an excellent LBO candidate.  But we weren’t about to pay through the deal price absent some clear indication that another suitor was waiting in the wings.  As time passed, however, speculation about a topping bid faded, and the shares traded at more reasonable levels.  The Fund established a small position.  Later, when market sentiment toward highly leveraged transactions was at its most pessimistic, we added to the position.  At the time, we took comfort from comments made by George Roberts, one of KKR’s founders, regarding KKR’s then-pending deals, comments that presumably applied to Harman.  Roberts said, “We made commitments to the boards of directors...and we expect those transactions to close.”  Less than a week later, KKR and Goldman notified Harman that they no longer intended to complete the buyout, claiming that a “material adverse change,” or MAC, had occurred at the company.  Roberts, apparently, hadn’t received the memo.

In our view, Harman is essentially the same company today that it was when the deal was signed–meaning no MAC–although we recognize that changed credit-market conditions made the transaction less attractive for the buyers.  This deal is almost certainly dead, but Harman would still be entitled to a $225 million termination fee should a court decide that KKR and Goldman had no legal basis to pull the plug.

Winners

The Fund’s most profitable holding last quarter was ABN Amro, the Dutch bank, which was the object of competing takeover offers from London-based Barclays and a consortium consisting of Royal Bank of Scotland, Spain’s Banco Santander and Fortis, a bank with joint headquarters in Belgium and the Netherlands.  Facing mounting pressure from unhappy shareholders, ABN had originally agreed to do a friendly deal with Barclays, but  shortly thereafter, the RBS-led consortium crashed the party and put a richer offer on the table.  The battle had begun.  ABN management favored the Barclays bid, in part because the buyer planned to keep ABN’s operations mostly intact, whereas the consortium planned to carve up ABN and divide the bank’s various units among the three buyers.

In an effort to fend off the interlopers, ABN announced that it would sell its U.S.-based LaSalle National Bank–one of the assets most wanted by RBS–to Bank of America.  But the consortium remained in the hunt.  During the steep sell-off in financial stocks over the summer, the value of the consortium’s largely cash offer held up much better than Barclays’ mostly stock bid.  And with Barclays’ own shareholders cautioning management against raising its offer, it appeared that only unexpected opposition to the consortium’s break-up plan from European regulators or a major dislocation in the financial markets that caused the joint bidders to conclude they were overpaying had the potential to change the outcome.  Neither threat to the deal materialized, and the consortium has just declared victory.  Nervousness surrounding financial stocks contributed to an unusually attractive arbitrage spread throughout most of this deal’s life cycle.

Other third-quarter winners included Alcan, the Canadian aluminum producer, which was able to thwart Alcoa’s hostile takeover attempt by finding a cash-rich “white knight,” London-based Rio Tinto Group, the world’s third-largest mining company; Huntsman, a major chemical producer, whose shareholders experienced a mini windfall when the company’s friendly deal with a unit of Access Industries Holdings was topped by a higher offer from Hexion Specialty Chemicals; and First Data, Texas Utilities, Alltel, Hilton Hotels, Harrah’s Entertainment and Canada’s BCE, all companies involved in going-private transactions that either have recently closed or appear to be moving smoothly toward completion, confounding skeptics who believed that large LBOs would be among the first casualties of the credit crisis.

New Strategic Deals

Reflecting a less hospitable financing environment for highly leveraged transactions, almost all of the Fund’s new arbitrage holdings are companies involved in strategic combinations, including Dobson Communications Corp., a provider of wireless phone service to rural and suburban markets in 17 states, to be acquired by AT&T Inc.; Rural Cellular Corp., another wireless carrier, in a takeover pact with Verizon Communications Inc.; Dade Behring Holdings, Inc., a leading manufacturer of diagnostic testing equipment, soon to become part of Germany’s Siemens AG in a $7 billion transaction that strengthens the buyer’s already formidable presence in medical technology; Kyphon Inc., a medical device maker whose products are used by orthopedic surgeons to restore spinal function, being acquired by Medtronic, Inc.; CheckFree Corp., a leader in online banking and other electronic payment services, to combine with Fiserv, Inc., a provider of information- management services to the banking and insurance industries; Coles Group Ltd., an Australian operator of supermarkets, department stores and other retail outlets, in the process of being acquired by Wesfarmers Ltd., a conglomerate whose operations include Australia’s largest chain of home improvement stores; and Sirenza Microdevices, Inc., a supplier of electronic components for wireless devices, merging with another company operating in the same space, RF Micro Devices, Inc.

Other new strategic deals include Lyondell Chemical Co., to be purchased for $12.9 billion by the Basell chemicals subsidiary of Access Industries Holdings LLC, a closely held company controlled by a Russian-born billionaire; PrimeWest Energy Trust, a Canadian oil and gas producer, whose pending acquisition by Abu Dhabi National Energy Co. highlights the global ambitions of many state-controlled entities in the oil-rich Middle East; Navteq, the leader in electronic mapping, which has agreed to be acquired by Nokia Oyj in a transaction that better positions the Finnish phone giant to exploit what is expected to be a huge market for navigation-based cell phone services; EDO Corp., a defense contractor whose products include electronic equipment that U.S. forces are using to disable improvised explosive devices (IEDs) in Iraq, to be purchased by ITT Corp.; and Commerce Bancorp, Inc., a holding company with banking subsidiaries in New York, New Jersey, Pennsylvania and Delaware, to become part of Canada’s Toronto-Dominion Bank in an $8.5 billion deal that ranks as the largest-ever foreign takeover by a Canadian banking institution.

Other New Positions

As noted above, leveraged buyouts represented a sharply smaller share of total M&A volume in the September quarter than was the case earlier in the year, but activity didn’t dry up entirely.  One new going-private transaction in which the Fund has recently invested is the proposed acquisition of 3Com Corp., a manufacturer of routers, switches and other computer-networking gear, by Bain Capital LLC.  In an unusual twist, Huawei Technologies Co., a Chinese telecom-equipment maker that is 3Com’s largest customer and a former joint venture partner, will take a 16.5% stake in the privatized company.  Although Huawei’s involvement makes the deal easier to finance–the Bank of China is part of the lending group–and should expand 3Com’s opportunities in Asian markets, the Chinese connection has also raised national security concerns in Washington, where China has few friends and its intentions are widely viewed with suspicion.  But just as IBM finally won regulatory clearance to sell its PC business to a Chinese manufacturer, we expect that Bain–possibly by ring-fencing or divesting 3Com’s most sensitive technology–should ultimately be able to get this deal done.

The Fund has also invested in one new “pre-deal” situation.  After doing battle with activist shareholders for over two years, Wendy’s International, Inc., the fast-food chain, announced last April that it was exploring its strategic options, including the possible sale of the company.  Nelson Peltz, the billionaire owner of the Arby’s restaurant chain, has repeatedly expressed interest in acquiring Wendy’s, and in late August the company agreed to give him access to its books.  Other groups are reportedly interested in Wendy’s, as well.  With the shares trading well below their mid-year highs and the chances of a value-enhancing deal seemingly good, the Fund has established a modest position.  As the deadline for final offers approaches, we urge all of our shareholders to visit a Wendy’s and try one of their bacon double cheeseburgers (or a salad if you’re on a diet).

The Merger Fund® currently holds positions in 48 arbitrage situations and is about 115% invested. We remain on track for another rewarding year.

Sincerely,

Frederick W. Green
President

Note: The performance figures discussed in this letter represent past performance and may not be indicative of future results.  The Fund's share price and return will vary, and investors may have a gain or loss when they redeem their shares.